

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2019

Ryan Faulkingham
Chief Financial Officer
Compass Diversified Holdings
Compass Group Diversified Holdings LLC
301 Riverside Avenue, Second Floor
Westport, CT 06880

  Re: Compass Diversified Holdings
    Form 10-K for the Fiscal Year Ended December 31, 2018
    Filed: February 27, 2019
    File No: 1-34927
    Compass Group Diversified Holdings LLC
    Form 10-K for the Fiscal Year Ended December 31, 2018
    Filed: February 27, 2019
    File No: 1-34926

Dear Mr. Faulkingham:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Manufacturing and
            Construction